FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Imfinzi + Lynparza prolonged PFS in endometrial cancer when added to chemotherapy

26 May 2023

 Imfinzi plus Lynparza and Imfinzi alone both significantly improved progression-free survival in advanced endometrial cancer when added to chemotherapy

DUO-E is the first global Phase III trial of immunotherapy plus
PARP inhibition to demonstrate clinical benefit in this setting

Positive high-level results from the DUO-E Phase III trial showed Imfinzi (durvalumab) in combination with platinum-based chemotherapy followed by either Imfinzi plus Lynparza (olaparib) or Imfinzi alone as maintenance therapy both demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) compared to standard-of-care chemotherapy alone in patients with newly diagnosed advanced or recurrent endometrial cancer. There was a greater clinical benefit observed with the combination of Imfinzi and Lynparza as maintenance treatment.

Overall survival (OS) data were immature at the time of this analysis however, a favourable trend was observed for both treatment regimens.

Endometrial cancer is the 6th most common cancer in women worldwide, with over 417,000 patients diagnosed and over 97,000 deaths in 2020.1 Diagnoses are expected to rise by almost 40% by 2040.2 The current standard of care for advanced endometrial cancer is chemotherapy.3,4 However, long-term outcomes in 1st-line endometrial cancer remain poor and novel treatment options are needed.5,6

Shannon N. Westin, Professor of Gynaecologic Oncology and Reproductive Medicine at the University of Texas MD Anderson Cancer Center, and principal investigator of the DUO-E trial, said: "These exciting data demonstrate durvalumab immunotherapy can significantly delay disease progression for patients with endometrial cancer and the addition of the PARP inhibitor olaparib can improve the benefit further. These combinations could provide physicians with new treatment approaches to improve outcomes for patients."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These DUO-E data demonstrate for the first time the power of combining immunotherapy and a PARP inhibitor to provide meaningful clinical improvements for patients with endometrial cancer. These results underscore our ambition to redefine cancer care and we hope to bring this innovative Imfinzi and Lynparza combination to endometrial cancer patients as soon as possible."

The safety and tolerability profile of Imfinzi plus chemotherapy and of Imfinzi in combination with Lynparza was broadly consistent with that observed in prior clinical trials and the known profiles of the individual medicines.7,8

These data will be presented at a forthcoming medical meeting, and we look forward to discussing them with health authorities.

Notes

Endometrial cancer
Endometrial cancer is a highly heterogenous disease that originates in the tissue lining of the womb and is most common in women who have already been through the menopause, with the average age at diagnosis being over 60 years old.9-11 Both the incidence and mortality of endometrial cancer are expected to increase from 417,400 cases and 97,400 deaths in 2020 to 608,130 cases and 157,813 deaths in 2040.1,2

The majority of patients with endometrial cancer are diagnosed at an early stage of disease where the cancer is confined to the uterus. They are typically treated with surgery and/or radiation and the 5-year survival rate is high (approximately 95%). However, patients with advanced disease (Stage III-IV) are usually treated with chemotherapy and have a much poorer prognosis, with a 5-year survival rate falling to around 20-30%.4,5,11,12,13

For patients where the disease has already advanced or returned, treatment options are limited as the cancer is not considered likely to respond to hormonal therapy and will be treated with chemotherapy.5,6

DUO-E
The DUO-E trial (GOG 3041/ENGOT-EN10) is a three-arm, randomised, double-blind, placebo-controlled, multicentre Phase III trial of 1st-line Imfinzi in combination with platinum-based chemotherapy (carboplatin and paclitaxel) followed by Imfinzi with Lynparza or Imfinzi alone as maintenance therapy versus platinum-based chemotherapy alone as a treatment for patients with newly diagnosed advanced or recurrent endometrial cancer.

The DUO-E trial randomised 699 patients with newly diagnosed or recurrent Stage III or IV epithelial endometrial carcinoma (excluding sarcomas) to receive either 1120mg of Imfinzi or placebo, given every three weeks in combination with standard-of-care platinum-based chemotherapy. Following cessation of chemotherapy, patients were given either 1500mg of Imfinzi or placebo every four weeks as maintenance, either in combination with 300mg BID (2x150mg tablets, twice a day) of Lynparza or placebo until progressive disease for 24 months.

The dual primary endpoint was PFS. Mismatch repair (MMR) status was one of the stratification factors. Key secondary endpoints included OS, objective response rate (ORR), duration of response (DoR) and safety and tolerability. The trial was conducted in 253 study locations across 22 countries including the US, Europe, South America and Asia.

For more information about the trial please visit ClinicalTrials.gov.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (SCLC) based on the CASPIAN Phase III trial. Additionally, Imfinzi is approved in combination with a short course of Imjudo (tremelimumab) and chemotherapy for the treatment of metastatic NSCLC in the US, EU and Japan based on the POSEIDON Phase III trial.

In addition to its indications in lung cancer, Imfinzi is also approved in combination with chemotherapy in locally advanced or metastatic biliary tract cancer in the US, EU, Japan and several other countries; in combination with Imjudo in unresectable hepatocellular carcinoma in the US, EU and Japan; and in previously treated patients with advanced bladder cancer in a small number of countries.

Since the first approval in May 2017, more than 150,000 patients have been treated with Imfinzi. As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal cancers and other solid tumours.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination-related (HRR) genes, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents [NHAs]).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for germline BRCA mutation (gBRCAm), HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; in combination with abiraterone for the treatment of metastatic castration-resistant prostate cancer in whom chemotherapy is not clinically indicated (EU only) and as monotherapy for HRR gene-mutated metastatic castration-resistant prostate cancer in patients who have progressed on prior NHA treatment (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated metastatic castration-resistant prostate cancer as well as a 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. The companies develop Lynparza in combination with their respective PD-L1 and PD-1 medicines independently. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   World Cancer Research Fund International. Endometrial Cancer Statistics. Available at https://www.wcrf.org/cancer-trends/endometrial-cancer-statistics/. Accessed May 2023.
2.   IARC. WHO. Corpus Uteri. Estimated Numbers From 2020 To 2040, Females, Age [0-85+] World. Available at: https://gco.iarc.fr/tomorrow/en/dataviz/trends Accessed May 2023.
3.   Carlson R. Advanced Endometrial Cancer Carboplatin-Paclitaxel Regimen Promising. Oncology Times. 2003;25(22):36.
4.   Ferris JS, et al. Uterine Serous Carcinoma: Key Advances and Novel Treatment Approaches. International Journal of Gynecological Pathology. 2021;31(8):1165-1174.
5.   Matrai CE, et al. Molecular Evaluation of Low-grade Low-Stage Endometrial Cancer with and Without Recurrence. International Journal of Gynecological Pathology. 2022;41(3):207-219.
6.   Soumerai T, et al. Clinical Utility of Prospective Molecular Characterization in Advanced Endometrial Cancer. Clin Cancer Res. 2018 Dec 1;24(23):5939-5947.
7.   FDA. Highlights of prescribing information - Lynparza. Available at https://www.accessdata.fda.gov/drugsatfda_docs/label/2020/208558s014lbl.pdf. Accessed May 2023.
8.   FDA. Highlights of prescribing information - Imfinzi. Available at https://www.accessdata.fda.gov/drugsatfda_docs/label/2020/761069s018lbl.pdf. Accessed May 2023.
9.   Dork T, et al. Genetic Susceptibility to Endometrial Cancer: Risk Factors and Clinical Management. Cancers (Basel). 2020 Sep;12(9):2407.
10.  American Cancer Society. What is Endometrial Cancer? Available at https://www.cancer.org/cancer/endometrial-cancer/about/what-is-endometrial-cancer.html. Accessed May 2023.
11.  Oakin A, et al. ESMO Guidelines. Endometrial Cancer: ESMO Clinical Practice Guidelines for Diagnosis, Treatment and Follow-Up. Ann Oncol. 2022 Sep;33(9):860-877.
12.  Wright JD, et al. Contemporary Management of Endometrial Cancer. Lancet. 2012 Apr 7;379(9823):1352-60.
13.  Monk BJ, et al. Real-World Outcomes in Patients with Advanced Endometrial Cancer: A Retrospective Cohort Study of US Electronic Health Records. Gynecologic Oncology. 2022;164(2):325-332.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 May 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary